Five Oaks Investment Corp.
540 Madison Ave
19th Floor
New York, NY 10022

Tel: 212 257 5070

February 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Registration Statement on Form S-3
File No. 333-198272

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 of Five Oaks Investment Corp. (the “Company”), as it may be amended, be accelerated so that the Registration Statement may become effective at 5:15 p.m. ET on February 9, 2015, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ken Mason of Kaye Scholer LLP at (212) 836-7630 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ David Oston

David Oston
Chief Financial Officer, Treasurer and Secretary